Exhibit 99.2

INTERIM REPORT JANUARY – SEPTEMBER 2015

Run Simple

The Best-Run Businesses Run SAP®

INTERIM REPORT JANUARY – SEPTEMBER 2015

STOCK

SAP SE common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies) and the Dow Jones EURO STOXX 50. We use the S&P North American Technology Software Index for comparison purposes.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP )
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices on 9/30/2015
DAX 30	6.8%
Prime All Share	5.1%
CDAX	5.3%
HDAX	5.4%
Dow Jones STOXX 50	1.7%
Dow Jones EURO STOXX 50	2.8%

The third quarter of 2015 was overshadowed mainly by concerns about China’s economy. Nevertheless, over this period as well, the SAP stock fared better than the benchmark indexes: Our share price declined 7.4%, whereas the DAX lost 11.7 % and the EURO STOXX 50 fell 9.4%.

SAP stock started the third quarter at €62.60, the Xetra closing price at the end of June. At the start of July, recovery in China’s stock market and agreement on a third loan program for Greece lifted stock markets. On July 16, SAP stock reached €68.69, its highest price for the quarter. Investors’ cautious response to SAP’s announcement of its second-quarter results on July 21, and another slump in China’s stock market on July 27, led European markets to a further decline.

Worries about China’s economy and mixed signals on the U.S. economy dampened sentiment throughout August. Consequently, on August 21 SAP stock traded below the €60.00 mark for the first time since February 11. Stock markets recovered only briefly following an interest rate cut in China. In the second half of September, the Federal Reserve delayed its plans to raise interest rates, which unsettled investors primarily in Europe and caused the DAX to move back below the 10,000-point mark. At the end of the month, the Volkswagen crisis also weighed on market sentiment, and SAP stock declined to €55.89, its lowest point in the quarter, and closed at €57.95 at quarter end.

Capital Stock

SAP’s capital stock on September 30, 2015, was €1,228,504,232 (December 31, 2014: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

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Market Capitalization

With the Xetra closing price at €57.95 on the last trading day of the first nine months of the year, SAP’s market capitalization was €71.2 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the third-largest DAX Company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The proportion of SAP stock in free float stood at 76.1% on September 30, 2015 (at 74.6% on December 31, 2014). Based on this free-float factor, our free-float market capitalization was approximately €54.2 billion. When measured by our free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the third quarter.

For more information about SAP stock, see the SAP Web site at www.sap.com/investor.

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Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Report (Unaudited) section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2014, presents significant events and transactions of the third quarter of 2015 and the first nine month of 2015, and updates the forward-looking information contained in our Management Report 2014. Both the 2014 consolidated financial statements and the 2014 Management Report are part of our 2014 Integrated Report which is available at www.sapintegratedreport.com.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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QUARTERLY FINANCIAL REPORT (UNAUDITED)

INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this quarterly financial report. To fully consider the factors that could affect our future financial results, both our 2014 Integrated Report and Annual Report on Form 20-F for December 31, 2014, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF or the other mentioned sources of industry data. SAP does not adopt or endorse any of the statistical information. In addition, although we believe that data from these sources is generally reliable, this type of data can be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on September 30, 2015, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This quarterly financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

STRATEGY AND BUSINESS MODEL

We did not change our strategy and our Business Model in the first nine months of 2015. For a detailed description, see the 2014 Integrated Report and item 4 in the 2014 Annual Report on Form 20-F.

PRODUCTS, RESEARCH AND DEVELOPMENT, AND SERVICES

In the third quarter of 2015, we made the following enhancements to our portfolio of software and services. For a detailed description of our portfolio of software and services, see the Products, Research and Development, and Services section in our 2014 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2014 Annual Report on Form 20-F.

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Product Portfolio

In our 2014 Integrated Report, SAP stated “Wherever they are on their journey, we are helping our customers reinvent how they do business while making the transition seamless and providing a holistic and consistent user experience. As we aim to become ‘THE cloud company powered by SAP HANA,’ we are going far beyond incremental change to achieve radical simplification – enabling our customers to stay ahead of trends, make better decisions faster, and propel innovation.” To support this mission, SAP announced Applications, Platform and Business Networks portfolio innovations in the third quarter of 2015 that will help customers run simpler both in the cloud and on premise.

Applications

In September we announced new innovations that go beyond CRM and are intended to redefine the tools of the front office, enabling real-time customer engagement. SAP hybris Profile and the SAP hybris Customer Experience solutions are planned innovations designed to simplify the front office, helping businesses get a single, contextual view of their customers while giving each customer a consistent, personalized experience across all channels.

General availability of the SAP Business Partner Screening application was announced in September. The application helps companies gauge risk when partnering with other organizations by simplifying business partner screening processes and reducing exposure to commercial, compliance and reputational risk.

We unveiled SAP Cloud for Product Stewardship, a new cloud-based solution used to assess, manage and ensure manufacturing product compliance and marketability by linking together in-house, supply chain and regulatory information.

The new SAP Engineering Control Center interface to EPLAN, a leading Electrical CAD engineering solution was announced in September. This allows interfaces that provide a complete view of a digital product, including mechanics, electrical, electronics, software and simulation to help create total transparency across engineering disciplines.

In support of human capital management (HCM) solutions new capabilities in the SAP SuccessFactors HCM Suite were announced in August. These capabilities will provide a simpler and more efficient experience by helping companies easily manage employee changes and transitions and reduce the costs of shared services. SAP also announced a series of new rapid-deployment solutions from SuccessFactors to simplify and accelerate implementations of HCM cloud solutions.

SAP and the Women’s Tennis Association (WTA) announced in August that together they have developed the SAP Tennis Analytics software to provide real-time insight to help players and coaches analyze match performance and optimize strategy.

In July, the SAP Activate consumption experience was introduced, which is an implementation methodology that combines best practices, methodology and guided configuration to help customers and partners to deploy SAP Business Suite 4 SAP HANA (SAP S/4HANA) quicker. Additionally, we announced that users can experience SAP S/4HANA with a 30-day trial offer for the on-premise edition. The trial software covers end-to-end digitized business processes in finance, procurement, sales, manufacturing and more to let customers discover the value of instant business insight.

Platform

SAP hybris as a Service on SAP HANA Cloud Platform was announced in September to simplify the front office. It is intended to become the modular business microservices layer on SAP HANA Cloud Platform to help customers with a wide range of business services.

SAP HANA Vora software, a new in-memory query engine that plugs into the Apache Spark execution framework to provide enriched interactive analytics on Hadoop was announced in September. SAP HANA Vora can benefit customers in industries in which highly interactive Big Data analytics in business process context is paramount, such as financial services, telecommunications, healthcare and manufacturing.

Additionally in September, new updates to the SAP HANA Cloud Platform offer developers and line-of-business users prebuilt and pretested business processes that can be quickly accessed, constructed and deployed in the cloud to create powerful transactional apps.

The latest release of SAP Adaptive Server Enterprise (SAP ASE) was announced in September. The new release can help customers and partners with transaction-intensive applications, such as those in financial services, telecommunications, retail, healthcare and transportation meet the increasing demands of having millions of transactions occurring 24x7 globally.

The successful completion of one of the largest crowdsourcing initiatives in the enterprise software industry was announced in July. This unique outcome is the highlight of an eight-week free openSAP course, “Build Your Own SAP Fiori App in the Cloud”. This course teaches thousands of developers how to design and build their own personalized SAP Fiori app on the SAP HANA Cloud Platform.

New capabilities in the SAP HANA platform geo-enable access to enterprise data to help break the silos between enterprise and geographic information systems (GIS). Announced in July, these capabilities enable companies to get more value from corporate data and uncover trends and patterns in a visually intuitive manner.

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A new release of the SAP SQL Anywhere suite was announced in July, which allows customers to collect and analyze the Internet of Things (IoT) data required for performing critical tasks at distant locations with low bandwidth, intermittent connections or even while offline.

SAP and City Football Group announced a global, multiyear marketing and technology partnership in July in which SAP will become the official cloud software provider and a trusted technology advisor to City Football Group and its clubs. City Football Group and its clubs will implement a wide variety of cloud-based solutions powered by the SAP HANA platform with the aim to simplify their worldwide operations, scale their business, increase productivity and enhance the fan experience.

Business Networks

Ariba announced expanded capabilities delivered as part of the latest release of the Ariba Network in July that allow companies to drive an end-to-end invoicing process that is global, more intelligent and simpler than ever.

It was also announced in July that Ariba and OpenText will team to provide B2B managed services capabilities to multinational businesses.

In September, Concur France announced a TripLink early adopter program for selected clients as well as partnerships with suppliers Capitaine Train, BusinessTable and City Bird.

Concur announced an important direct corporate booking partnership with Lufthansa in July that will connect bookings made on Lufthansa.com with Concur via TripLink. New partnerships with Hotel Tonight and Lyft were also announced.

In September, Fieldglass announced it is deployed at SAP, providing an end-to-end process to manage the global contingent labor and services spend. SAP is using Fieldglass as a centralized, single point of access to engage with more than 20,000 external workers via multiple service providers and global partners.

In July, Fieldglass introduced contract functionality, giving customers a more seamless experience managing workers in countries with unique contract requirements as well as when contracting directly with independent contractors.

Also as part of the July product release, Fieldglass delivered new capabilities to provide customers with a single view of supplier activities across both Fieldglass and Ariba. These capabilities further tighten the integration between the two solutions.

ACQUISITIONS

During the first nine months of 2015 we did not complete any acquisitions.

For more information about acquisitions in the prior year, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (4) and our 2014 Annual Report on Form 20-F.

EMPLOYEES AND SOCIAL PERFORMANCE

SAP’s long-term success is strongly influenced by the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the third quarter of 2015, the employee retention rate was 91.9% (compared to 93.3% in the third quarter of 2014). This decrease is primarily due to SAP’s voluntary retirement scheme and voluntary separation scheme. We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents) in the last 12 months.

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the third quarter of 2015, 23.2% of all management positions at SAP were held by women, compared to 21.3% at the end of September 2014. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

On September 30, 2015, we had 75,643 full-time equivalent (FTE) employees worldwide (September 30, 2014: 68,835; December 31, 2014: 74,406).

Those headcount numbers included 17,802 FTEs based in Germany (September 30, 2014: 17,343), and 15,576 FTEs based in the United States (September 30, 2014: 13,395).

ENVIRONMENTAL PERFORMANCE:

ENERGY AND EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas (GHG) emissions across our entire value chain. Between the beginning of 2008 and the end of the third quarter of 2015, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of € 338 million, compared to a business-as-usual extrapolation.

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Our goal is to reduce the greenhouse gas emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the third quarter of 2015 totaled 110 kilotons CO2 compared to 125 kilotons in the third quarter of 2014. This decrease is primarily due to a decrease in business flights.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 38.9% and per euro of revenue by about 54.4% at the end of September 2015 (rolling four quarters).

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been included in various ratings and rankings. For the ninth time in a row SAP has maintained its position as the software-industry leader in the Dow Jones Sustainability Index (DJSI), with a total score of 76 points. In the Sustainalytics ESG Report, SAP has improved its score in every category. In the MSCI ESG Report, SAP’s rating stays unchanged at the highest score ‘AAA’. Also, SAP has been reconfirmed as a constituent of the Ethibel Sustainability Index (ESI) Excellence Europe and the Ethibel Sustainability Index (ESI) Excellence Global since September 21, 2015.

ORGANIZATION AND CHANGES IN MANAGEMENT

The Supervisory Board of SAP SE appointed Quentin Clark to the Global Managing Board, effective as of July 15, 2015 and he became the new Chief Business Officer, effective as of October 1, 2015.

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FINANCIAL PERFORMANCE: REVIEW AND ANALYSIS

Economy and the Market

Global Economic Trends

In its latest report, the European Central Bank (ECB) states that though growth in the global economy gradually picked up in the first three quarters of 2015, it remained uneven. Low oil prices and improving labor markets supported growth in the advanced economies. In emerging economies, however, lower commodity prices and restrictive financing conditions impeded growth. The lengthy negotiations over the Greek sovereign debt crisis at the end of June and in early July, and the devaluation of China’s currency, led to heightened tensions in the financial markets, the ECB said.

In the Europe, Middle East, and Africa (EMEA) region, the recovery of the euro area’s economy, which began at the start of the year, continued but was tempered by falling export demand in the second and third quarters. The Central and Eastern European economies grew steadily in the first nine months of the year, although Russia was in clear recession, the ECB found.

In the Americas region, the U.S. economy has sustained its recovery since the beginning of the year. In Brazil, though, the first three quarters of 2015 were characterized by a weak economy.

The ECB reports that economic performance in the Asia Pacific Japan (APJ) region varied regionally in the first nine months of the year. Japan’s economy grew in the first quarter but was significantly weaker in the second and third quarters. After a slow start to 2015, growth in China’s economy picked up, according to the ECB.

The IT Market

Global IT spending increased in the first nine months of 2015 much more than was expected at the start of the year, U.S. market research firm International Data Corporation (IDC) has reported. It attributes the increase to service providers’ investments in infrastructure (servers and storage) for cloud and Big Data applications, and to higher revenue from premium smartphones. January to September saw an above-average increase as well in investment in application software for cloud, Big Data, and enterprise mobility.

In the Europe, Middle East, and Africa (EMEA) region, investment in IT in the Western European market increased up to the end of the third quarter. In particular in Germany, IT spending increased more strongly than in the same period last year. In Russia, however, the IT market struggled in a difficult economy and declined overall in the first nine months of the year.

Since the start of the year, the IT market in the Americas region has grown more quickly than in 2014. The increase in IT spending in the United States remained largely stable, whereas the IT markets in Latin America grew much faster than the wider economy over the same period.

In the Asia Pacific Japan region, the increase in IT spending in the third quarter of 2015 was only slightly above the worldwide average. It was held back mainly by the first slight decline in IT spending in Japan after three years of growth. Even in China, growth in the IT market slowed since the beginning of year by several percentage points. In India, the IT market expanded more than in the same period last year.

Impact on SAP

The EMEA region saw an outstanding performance in the third quarter, with a 13% increase in non-IFRS cloud and software revenue. Non-IFRS cloud subscriptions and support revenue grew by 67% with high double-digit growth in new cloud bookings. Some highlights in the region included a strong software license performance in Germany and France.

The Americas region saw strong double-digit growth, with non-IFRS cloud and software revenue rising 32%. Cloud subscriptions and support revenue in the region grew 139% with new cloud bookings growing by triple-digits. This was helped by an improved performance in Latin America which stabilized amid macroeconomic challenges.

In the APJ region, non-IFRS cloud subscriptions and support revenue grew 88%, driving non-IFRS cloud and software revenue up 8%. New cloud bookings grew by double-digits. In the APJ region SAP saw strong growth in India and South Korea across cloud and software.

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Performance Against Our Outlook for 2015 (Non-IFRS)

In this section, all discussion of the first nine months’ contribution to target achievement is based exclusively on non-IFRS measures. However, the discussion of operating results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2015 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Operational Targets for 2015 (Non-IFRS) section in this interim management report.

Key Figures – SAP Group in the Third Quarter of 2015 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	7/1/ - 9/30/2015	7/1/ - 9/30/2014	Change in %	Change in % (Constant Currency)
Cloud subscriptions and support	600	278	116	90
Software licenses	1,015	952	7	4
Software support	2,509	2,233	12	6
Cloud and software	4,124	3,463	19	12
Total revenue	4,987	4,256	17	10
Operating expense	–3,372	–2,901	16	8
Operating profit	1,616	1,355	19	15
Operating margin (in %)	32.4	31.8	0.6pp	1.3pp
Profit after tax	1,173	1,010	16	NA
Effective tax rate (in %)	28.0	27.7	0.4pp	NA
Earnings per share, basic (in €)	0.98	0.84	16	NA

Actual Performance in the Third Quarter of 2015 (Non-IFRS)

Our revenue from cloud subscriptions and support (non-IFRS) was €600 million (Q3 2014: €278 million), an increase of 116% (90% at constant currencies) compared to the same period in 2014. Our cloud subscriptions and support margin (non-IFRS) increased 8.9 percentage points to 69%.

In the third quarter of 2015, Concur contributed €174 million (€149 million at constant currencies) to SAP’s cloud subscriptions and support revenue (non-IFRS). Additionally, in the third quarter of 2015 Concur generated €11 million of transactional network fee revenues (non-IFRS) that are classified as services revenue rather than cloud subscription revenue.

Starting with the reporting for the first quarter of 2015, SAP reports a new cloud related measure called ‘new cloud bookings’. This measure is an order entry measure that is determined as follows:

•	It includes all order entry of a given period that meets all of the following conditions:

•	The revenue from the orders is expected to be classified as cloud subscriptions and support revenue.

•	It results from purchases by new customers and incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included.

•

The order amount is contractually committed (that is, variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature, Ariba and Fieldglass transaction-based fees are not reflected in the new cloud bookings metric.

•	Amounts are annualized. That is, for contracts with durations of more than one year the annual order entry amount is included in the number.

Thus, the new cloud bookings measure is an indicator for our cloud-related sales success in a given period and for future cloud subscriptions revenue. New cloud bookings increased 102% in the third quarter of 2015 to €216 million (Q3 2014: €107 million). Concur contributed €59 million to SAP’s new cloud bookings in the third quarter of 2015. The new cloud bookings metric excludes transaction-based fees, e.g. transaction based fees from Ariba and Fieldglass.

In the third quarter of 2015, cloud and software revenue (non-IFRS) was €4,124 million (Q3 2014: €3,463 million), an increase of 19%. On a constant currency basis, the increase was 12%. This increase was mainly driven by the large increase in on-premise software sales in the third quarter 2015, and from the ongoing growth of sales in the cloud subscriptions and support portfolio which now becomes visibly reflected in our cloud subsciptions and support revenue numbers.

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Total revenue (non-IFRS) in the third quarter of 2015 was €4,987 million (Q3 2014: €4,256 million), an increase of 17%. On a constant currency basis, the increase was 10%.

Operating expense (non-IFRS) in the third quarter of 2015 was €3,372 million, an increase of 16% (Q3 2014: €2,901 million). On a constant currency basis, operating expense (non-IFRS) increased by 8%.

Operating profit (non-IFRS) was €1,616 million (Q3 2014: €1,355 million), an increase of 19% (15% at constant currencies). This increase was mainly driven by an increase in on-premise software sales in the third quarter 2015. Additionally, it also results from SAP’s ongoing efforts to drive the business transformation and improving operational efficiency of our cloud business. This ultimately resulted in an improved cloud subscriptions and support profitability.

Operating margin (non-IFRS) in the third quarter of 2015 was 32.4%, an increase of 0.6 percentage points (Q3 2014: 31.8%). Operating margin (non-IFRS) on a constant currency basis was 33.1%, an increase of 1.3 percentage points,

In the third quarter of 2015, profit after tax (non-IFRS) was €1,173 million (Q3 2014: €1,010 million), an increase of 16%. Basic earnings per share (non-IFRS) was €0.98 (Q3 2014: €0.84), an increase of 16%.

The effective tax rate (non-IFRS) in the third quarter of 2015 was 28.0% (Q3 2014: 27.7%). The year-over-year increase in the effective tax rate mainly resulted from changes in the regional allocation of income and changes in foreign currency exchange rates which were partly compensated by a change in withholding taxes.

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Key Figures – SAP Group in the First Nine Months of 2015 (Non-IFRS)

				Non-IFRS Change in % (Constant Currency)
€ millions, unless otherwise stated	1/1/ - 9/30/2015	1/1/ - 9/30/2014	Change in %
Cloud subscriptions and support	1,664	741	124	92
Software licenses	2,690	2,532	6	–1
Software support	7,494	6,491	15	7
Cloud and software	11,848	9,764	21	11
Total revenue	14,462	12,110	19	9
Operating expense	–10,396	–8,600	21	11
Operating profit	4,066	3,510	16	5
Operating margin (in %)	28.1	29.0	–0.9pp	–1.0pp
Profit after tax	2,831	2,615	8	NA
Effective tax rate (in %)	26.6	26.4	0.2pp	NA
Earnings per share, basic (in €)	2.37	2.19	8	NA

Actual Performance in the First Nine Months of 2015 (Non-IFRS)

In the first nine months of 2015, our revenue from cloud subscriptions and support (non-IFRS) was €1,664 million (first nine months of 2014: €741 million), an increase of 124% (92% at constant currencies) compared to the same period in 2014. Our cloud subscriptions and support margin increased 2.6 percentage points to 67%. In the first nine months of 2015, Fieldglass contributed €75 million (€62 million at constant currencies) and Concur contributed €494 million (€414 million at constant currencies) to SAP’s cloud subscriptions and support revenue (non-IFRS). Additionally, in the first nine months of 2015, Concur generated €33 million of transactional network fee revenues (non-IFRS) that are classified as services revenue rather than cloud subscription revenue.

New cloud bookings increased 126% in the first nine months of 2015 to €539 million (first nine months of 2014: €239 million). Concur contributed €140 million to SAP’s new cloud bookings in the first nine months of 2015.

In the first nine months of 2015, cloud and software revenue (non-IFRS) was €11,848 million (first nine months of 2014: €9,764 million), an increase of 21%. On a constant currency basis, the increase was 11%. This increase was mainly driven by the large increase in on-premise software sales in the third quarter 2015, and from the growth of sales in the cloud subscriptions and support portfolio which now becomes visibly reflected in our cloud subsciptions and support revenue numbers.

Total revenue (non-IFRS) in the same period was €14,462 million (first nine months of 2014: €12,110 million), an increase of 19%. On a constant currency basis, the increase was 9%.

Operating expense (non-IFRS) in the first nine months of 2015 was €10,396 million (first nine months of 2014: €8,600 million), an increase of 21%. On a constant currency basis, the increase was 11%.

Operating profit (non-IFRS) was €4,066 million (first nine months of 2014: €3,510 million), an increase of 16%. On a constant currency basis, the increase was 5%.

Operating margin (non-IFRS) in the first nine months of 2015 was 28.1%, a decrease of 0.9 percentage points (first nine months of 2014: 29.0%). Operating margin (non-IFRS) on a constant currency basis was 28.0%, a decrease of 1.0 percentage point.

In the first nine months of 2015, profit after tax (non-IFRS) was €2,831 million (first nine months of 2014: €2,615 million), an increase of 8%. Basic earnings per share (non-IFRS) was €2.37 (first nine months of 2014: €2.19), an increase of 8%.

The effective tax rate (non-IFRS) in the first nine months of 2015 was 26.6% (first nine months of 2014: 26.4%).

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Segment Information

Applications, Technology & Services Segment

€ millions, unless otherwise stated	7/1–9/30/ 2015	7/1–9/30/ 2014	Change in %	Change in % (Constant Currency)
Segment revenue	4,567	4,090	12	6
Gross margin (in %)	72	73	0pp	0pp
Cloud subscription and support margin (in %)	57	53	5pp	2pp
Segment profit	1,966	1,715	15	10
Segment margin (in %)	43	42	1pp	2pp

€ millions, unless otherwise stated	1/1–9/30/ 2015	1/1–9/30/ 2014	Change in %	Change in % (Constant Currency)
Segment revenue	13,243	11,652	14	5
Gross margin (in %)	71	72	–1pp	–1pp
Cloud subscription and support margin (in %)	54	58	–4pp	–7pp
Segment profit	5,189	4,598	13	3
Segment margin (in %)	39	39	0pp	–1pp

In the third quarter of 2015, Applications, Technology & Services segment revenue increased mainly driven by a strong increase in software licenses and support revenue.

As a consequence of a continuous strong demand in the human capital management and SAP HANA Enterprise Cloud line of business, we saw a strong increase in cloud subscription and support revenue in the Applications, Technology & Services segment. Our ongoing efforts to drive business transformation improving operational efficiency of our cloud business resulted in an improved cloud subscription and support profitability, which is shown in the third quarter 2015 cloud subscription and support margin.

SAP Business Network Segment

€ millions, unless otherwise stated	7/1–9/30/ 2015	7/1–9/30/ 2014	Change in %	Change in % (Constant Currency)
Segment revenue	412	159	159	125
Gross margin (in %)	71	65	6pp	5pp
Cloud subscription and support margin (in %)	78	71	7pp	7pp
Segment profit	98	28	256	192
Segment margin (in %)	24	17	6pp	5pp

€ millions, unless otherwise stated	1/1–9/30/ 2015	1/1–9/30/ 2014	Change in %	Change in % (Constant Currency)
Segment revenue	1,180	415	185	141
Gross margin (in %)	69	64	5pp	4pp
Cloud subscription and support margin (in %)	76	74	3pp	2pp
Segment profit	228	55	312	221
Segment margin (in %)	19	13	6pp	4pp

14	INTERIM MANAGEMENT REPORT

Also in the Business Network segment our ongoing efforts to improve operational efficiency of our cloud business resulted in an improved cloud subscription and support profitability. In the third quarter of 2015, segment revenue growth was 30% and 14% on a constant currency basis excluding the revenue of the acquired Concur business.

Approximately 1.9 million connected companies trade over US$730 billion of commerce on the Ariba network.

For more information about our segments, see the Notes to the Consolidated Interim Financial Statements section, Note (16)

Key Figures – SAP Group in the Third Quarter of 2015 (IFRS)

€ millions, unless otherwise stated	7/1/ - 9/30/2015	7/1/ - 9/30/2014	Change	Change in %
Cloud subscriptions and support	599	277	322	116
Software licenses	1,014	951	63	7
Software support	2,509	2,232	277	12
Cloud and software	4,122	3,461	661	19
Total revenue	4,985	4,254	730	17
Operating expense	–3,771	–3,097	–674	22
Operating profit	1,214	1,157	57	5
Operating margin (in %)	24.3	27.2	–2.9pp	NA
Profit after tax	895	881	15	2
Effective tax rate (in %)	27.1	26.5	0.6pp	NA
Headcount (average first nine months)	74,705	67,478	7,227	11
Days sales outstanding in days (September 30)	69	65	4	6
Earnings per share, basic (in €)	0.75	0.74	0.01	2
Deferred cloud subscriptions and support revenue (September 30)	782	498	284	57

Operating Results in the Third Quarter 2015 (IFRS)

Orders

The total number of completed transactions for on-premise software in the third quarter of 2015 increased 12% year-over-year to 14,027 (Q3 2014: 12,544). In addition, the average value of software orders received for on-premise software deals decreased 3% compared to the previous year, caused by currency effects. Of all our software orders received in the third quarter of 2015, 24% were attributable to deals worth more than €5 million (Q3 2014: 27%), while 44% were attributable to deals worth less than €1 million (Q3 2014: 44%).

Revenue

Our revenue from cloud subscriptions and support was €599 million (Q3 2014: €277 million), an increase of 116% compared to the same period in 2014. In the third quarter 2015, Concur contributed €174 million to SAP’s cloud subscriptions and support revenue. Additionally, in the third quarter of 2015 Concur generated €11 million of transactional network fee revenues that are classified as services revenue rather than cloud subscription revenue.

In the third quarter of 2015, software licenses revenue was €1,014 million (Q3 2014: €951 million), an increase of 7% compared to the same period in 2014.

Total revenue was €4,985 million (Q3 2014: €4,254 million), an increase of 17% compared to the same period in 2014.

Operating Expense

In the third quarter of 2015, our operating expense increased 22% to €3,771 million (Q3 2014: €3,097 million). This increase was driven by increased restructuring costs and increased acquisition-related charges and the increasing sales in the cloud subscription business.

Operating Profit and Operating Margin

In the third quarter of 2015, operating profit increased 5% compared with the same period in the previous year to €1,214 million (Q3 2014: €1,157 million). Our operating margin decreased by 2.9 percentage points to 24.3% (Q3 2014: 27.2%).

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Profit After Tax and Earnings per Share

In the third quarter of 2015, profit after tax was €895 million (Q3 2014: €881 million), an increase of 2%. Basic earnings per share was €0.75 (Q3 2014: €0.74), an increase of 2%.

The effective tax rate in the third quarter of 2015 was 27.1% (Q3 2014: 26.5%). The year-over-year increase in the effective tax rate mainly resulted from changes in the regional allocation of income and changes in foreign currency exchange rates which were partly compensated by a change in withholding taxes.

Key Figures — SAP Group in the First Nine Months of 2015 (IFRS)

€ millions, unless otherwise stated	1/1/ - 9/30/2015	1/1/ - 9/30/2014	Change	Change in %
Cloud subscriptions and support	1,654	738	917	124
Software licenses	2,689	2,532	157	6
Software support	7,494	6,487	1,006	16
Cloud and software	11,837	9,757	2,080	21
Total revenue	14,451	12,103	2,349	19
Operating expense	–11,899	–9,525	–2,374	25
Operating profit	2,552	2,578	–25	–1
Operating margin (in %)	17.7	21.3	–3.6pp	NA
Profit after tax	1,778	1,971	–193	–10
Effective tax rate (in %)	24.2	24.8	–0.6pp	NA
Earnings per share, basic (in €)	1.49	1.65	–0.16	–10

Operating Results in the First Nine Months of 2015 (IFRS)

Orders

The total number of completed transactions for on-premise software in the first nine months of 2015 increased 5% year-over-year to 39,568 (first nine months of 2014: 37,628). In addition, the average value of software orders received for on-premise software deals increased 6% compared to the year before, helped by currency effects. Of all our software orders received in the first nine months of 2015, 24% were attributable to deals worth more than €5 million (first nine months of 2014: 22%), while 44% were attributable to deals worth less than €1 million (first nine months of 2014: 47%).

Revenue

Our revenue from cloud subscriptions and support was €1,654 million (first nine months of 2014: €738 million), an increase of 124% compared to the same period in 2014. In the first nine months of 2015, Fieldglass contributed €75 million and Concur contributed €494 million to SAP’s cloud subscriptions and support revenue. Additionally, in the first nine months of 2015 Concur generated €33 million of transactional network fee revenues that are classified as services revenue rather than cloud subscription revenue.

In the first nine months of 2015, software licenses revenue was €2,689 million (first nine months of 2014: €2,532 million), an increase of 6% compared to the same period in 2014. This increase was mainly driven by the large increase in on-premise software sales in the third quarter 2015.

Total revenue was €14,451 million (first nine months of 2014: €12,103 million), an increase of 19% compared to the same period in 2014.

Operating Expense

In the first nine months of 2015, our operating expense increased 25% to €11,899 million (first nine months of 2014: €9,525 million). This increase was driven by increased restructuring costs and increased acquisition-related charges throughout the first nine months of 2015 and the increasing sales in the cloud subscription business.

Operating Profit and Operating Margin

In the first nine months of 2015, operating profit decreased 1% compared with the same period in the previous year to €2,552 million (first nine months of 2014: €2,578 million). Our operating margin decreased by 3.6 percentage points to 17.7% (first nine months of 2014: 21.3%).

Profit After Tax and Earnings per Share

In the first nine months of 2015, profit after tax was €1,778 million (first nine months of 2014: €1,971 million), a decrease of 10%. Basic earnings per share was €1.49 (first nine months of 2014: €1.65), a decrease of 10%.

The effective tax rate in the first nine months of 2015 was 24.2% (first nine months of 2014: 24.8%).The year over year decrease in the effective tax rate mainly resulted from changes in taxes for prior years, which were partly compensated by tax effects relating to intercompany financing and by changes in the regional allocation of income.

16	INTERIM MANAGEMENT REPORT

Finances (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first nine months of 2015 was €3,241 million (first nine months of 2014: €3,082 million). Thus our operating cash flow increased 5% over the same period in the previous year.

Group liquidity stood at €4,608 million on September 30, 2015 (December 31, 2014: €3,423 million). Group liquidity comprised cash and cash equivalents totaling €3,844 million (December 31, 2014: €3,328 million) and current investments totaling €764 million (December 31, 2014: €95 million).

Group Liquidity of SAP Group

€ millions	09/30/ 2015	12/31/ 2014	Change
Cash and cash equivalents	3,844	3,328	516
Current investments	764	95	669
Group liquidity, gross	4,608	3,423	1,185
Current financial debt	–1,366	–2,157	791
Net liquidity 1	3,242	1,266	1,976
Non-current financial debt	–9,062	–8,936	–126
Net liquidity 2	–5,820	–7,670	1,850

Net liquidity 1 is total group liquidity minus current financial debt. It increased on a year-to-date basis by €1,976 million to €3,242 million.

Net liquidity 2, defined as net liquidity 1 minus non-current financial debt, was –€5,820 million (December 31, 2014: –€7,670 million).

Financial debt consists of current and non-current bank loans, bonds, and private placements. For more information about our financial debt, see the Notes to the Consolidated Interim Financial Statements section, Note (10).

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on September 30, 2015, were as follows:

Free Cash Flow

€ millions	1/1 - 09/30/ 2015	1/1 - 09/30/ 2014	Change in %
Free cash flow	2,817	2,610	8

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	09/30/ 2015	09/30/ 2014	Change in Days
Days’ sales outstanding (DSO) in days	69	65	4

Days’ sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to the cash receipt from the customer, was 69 days, a 4-day increase year over year.

Assets (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €40,657 million on September 30, 2015, an increase of €2,200 million since December 31, 2014, resulting mainly from foreign exchange related revaluations and an increase in cash and cash equivalents from the operating cash flow.

The equity ratio on September 30, 2015, was 53% (December 31, 2014: 51%).

Investments

Investments in intangible assets and property, plant, and equipment were €421 million in the first nine months of 2015 (first nine months of 2014: €1,224 million). The decrease compared to the first nine months of 2014 is mainly due to the Fieldglass acquisition, which we concluded in the comparison period.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to structured entities, that are not disclosed in our interim Consolidated Financial Statements.

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE on September 30, 2015, which was €71.2 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €21.5 billion. This means that the market capitalization of our equity is almost four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2015 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 26th most valued brand in the world. Interbrand determined a value of US$18.8 billion.

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RISK MANAGEMENT AND RISKS

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note (14) in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report and our Annual Report on Form 20-F for 2014. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EXPECTED DEVELOPMENTS AND OPPORTUNITIES

Future Trends in the Global Economy

In its latest report, the European Central Bank (ECB) reports that it expects the recovery in the industrialized countries will support the global economy to grow over the rest of the current year. Low oil prices and higher employment rates in the advanced economies might improve global economic prospects. The ECB expects uneven and generally subdued growth in the emerging economies for the rest of the year.

Turning to the Europe, Middle East, and Africa (EMEA) region, the ECB expects weaker growth in the emerging economies to dampen demand for euro area exports. This will somewhat weaken economic recovery in the euro area in the coming months compared to the first three quarters of the year. The economies of Central and Eastern European countries are likely to benefit from improving labor markets and low oil prices. Russia will remain in recession for the rest of the year, the ECB reports. Here, lower oil revenue is likely to lead to further drastic repercussions.

In the Americas region, it expects lower oil prices will boost consumer spending in the United States and lift the economy, where a favorable lending market could ease investment. In contrast, the prospects for Brazil’s economy for the rest of this year have worsened, according to the ECB.

In the Asia Pacific Japan (APJ) region, the ECB expects demand for Japan’s exports to increase by the end of the year, which will enable its economy to grow again. The prospects for China’s economy after the latest stock market slump are uncertain, the ECB writes. It expects expansion in China to continue decelerating in the medium term.

Economic Trends – Year-Over-Year GDP Growth

%
World	2014e	2015p	2016p
World	3.4	3.1	3.6
Advanced economies	1.8	2.0	2.2
Developing and emerging economies	4.6	4.0	4.5
Europe, Middle East, and Africa (EMEA)
Euro area	0.9	1.5	1.6
Germany	1.6	1.5	1.6
Central and Eastern Europe	2.8	3.0	3.0
Middle East and North Africa	2.7	2.5	3.9
Sub-Saharan Africa	5.0	3.8	4.3
Americas
United States	2.4	2.6	2.8
Canada	2.4	1.0	1.7
Central and South America, Caribbean	1.3	-0.3	0.8
Asia Pacific Japan (APJ)
Asian developing economies	6.8	6.5	6.4
Japan	-0.1	0.6	1.0
China	7.3	6.8	6.3

e = Estimate; p = Projection

Source: International Monetary Fund (IMF), World Economic Outlook October 2015, Adjusting To Lower Commodity Prices, as of October 2015

IT Market: The Outlook for 2015

U.S. market researcher International Data Corporation (IDC) expects year-over-year growth in the worldwide IT market to be 5.5% this year. It forecasts that the software market will grow at an above-average rate of 6.7%. As in the first three quarters of the year, servers and storage for cloud and Big Data applications, and smartphones, will drive growth.

IDC’s outlook for the Europe, Middle East, and Africa (EMEA) region is positive overall: It expects the IT market in Western Europe to grow 4.4% year-over-year (software 5.4%), which is more than double last year’s rate (1.9%). In Germany, IT spending might be significantly higher, according to IDC. However, it expects that the IT market in Russia will decline 2.6%, whereas in Central and Eastern Europe IT spending may increase 3.5% due to strong growth in the hardware market. In Middle East and Africa, it may grow 9.2%.

For the Americas region, IDC expects growth in the U.S. IT market this year to remain almost constant at 4.2% (6.9% for software). For Latin America, it forecasts that annual growth will once again be well into the double-digit range at 13.0% (Brazil: 14.3%, Mexico 12.3%) and that software spending will grow very strongly at 16.3% (Brazil: 17.3%, Mexico 13.4%).

In the Asia Pacific Japan region, IT spending this year will be above the global average only in the services market, according to IDC. It also reports that IT spending in Japan may in total decline 0.1% in 2015. However, software spending will grow 4.2%, which is almost at the 2014 level. IDC expects the IT market in China to grow by just 7.8% this year (2014: 11.8%). Yet investment in software might even accelerate from 8.3% in 2014 to 9.7% this year. India’s IT market is anticipated to expand 9.9% in 2015 (software 10.5%), IDC reports.

18	INTERIM MANAGEMENT REPORT

Trends in the IT Market – Increased IT Spending Year-Over-Year

%
World	2014e	2015p	2016p
Total IT	4.6	5.5	3.6
Hardware	5.1	6.6	2.3
Packaged software	5.9	6.7	6.8
Applications	7.1	7.0	7.1
IT services	3.0	3.0	3.5
Europe, Middle East, Africa (EMEA)
IT total	3.8	5.0	3.0
Packaged software	4.0	5.0	5.3
Applications	4.5	5.3	5.7
IT services	2.1	2.2	2.8
Americas
IT total	4.3	5.6	4.1
Packaged software	7.0	7.7	7.7
Applications	8.7	8.2	8.1
IT services	2.9	2.7	3.2
Asia Pacific Japan (APJ)
IT total	6.0	5.9	3.5
Packaged software	5.7	6.2	6.4
Applications	6.9	6.2	6.3
IT services	5.0	5.3	5.6

e = Estimate, p = Projection

Source: IDC Worldwide Black Book Pivot V2.2 2015

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2015 in terms of revenue growth. The last years of growth momentum underscore our leadership in the transformation of the industry. In 2014, we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the SAP HANA platform, the broadest cloud portfolio, and the largest business network in the world. SAP powers the clear path to growth for businesses in the 21st century: run real time, run networked, Run Simple. We will continue to push relentlessly toward a much more predictable business model, in parallel we will further expand our core business and at the same time we will continue to expand our operating profit.

We are well-positioned and therefore confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT industry develop as currently forecasted.

Balanced in terms of regions as well as industries, we are well-positioned with our product offering to offset smaller individual fluctuations in the global economy and IT market.

The significantly more volatile market environment challenges also SAP to reach its ambitious targets. Our market and the demands of our customers are changing rapidly. We anticipated these changes early and positioned ourselves strategically. A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

We plan to continue to invest in countries in which we expect significant growth. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential not only regionally but also with our broad product offering helping us reach our ambitious 2015 outlook targets and medium-term aspirations for 2017 and 2020.

Operational Targets for 2015 (Non-IFRS)

Our outlook for 2015 and beyond as outlined below is based on the modified income statement described in the Changes to Income Statement Structure section in this interim management report.

Revenue and Operating Profit Outlook

We reiterate the following 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full-year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates stay at the September 2015 average level for the rest of the year, the Company would expect approximately a 2 to 4 percentage points currency benefit on cloud and software growth and on operating profit growth for the fourth quarter of 2015 and 7 to 9 percentage points for the full-year 2015.

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The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed on April 21, 2015 in our Interim Report January – June 2015.

We expect that total revenue (non-IFRS) will continue to depend largely on the software license and support revenue (non-IFRS) which results mainly from the Applications, Technology & Services segment.

Since the revenue (non-IFRS) from Concur was for the first time consolidated and included in the SAP Business Network segment at the end of the fourth quarter of 2014, a particularly strong cloud subscriptions and support revenue (non-IFRS) growth is expected in this segment.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 1/1 – 12/31/20151)	Actual Amounts from 1/1 – 9/30/2015	Actual Amounts from 1/1 – 9/30/2014
Revenue adjustments	<20	11	7
Share-based payment expenses 2),3)	550 to 590	386	119
Acquisition-related charges 4)	730 to 780	554	402
Restructuring	585 to 615	563	97

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2015 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2015 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPIs (Key Performance Indicators) objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2015 may differ significantly from these estimates.

3)

The estimates provided above for share-based payments expenses include grants under existing programs. New share-based payments plans may make the total amounts for 2015 differ significantly from these estimates.

4)

The estimates provided above for acquisition-related charges are based on the acquisitions made by SAP up to the day of this document. Subsequent acquisitions may cause the total amounts for 2015 to differ from these estimates.

The Company expects a full-year 2015 effective tax rate (IFRS) of 25.0% to 26.0% (2014: 24.7%) and an effective tax rate (non-IFRS) of 26.5% to 27.5% (2014: 26.1%).

Goals for Liquidity, Finance, Investments, and Dividends

On September 30, 2015, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in the fourth quarter of 2015 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. In the course of 2015 we repaid already €770 million in bank loans that we had taken in connection with the Concur acquisition and refinanced another part through the issuance of Eurobonds amounting to €1.75 billion. In October 2015 we repaid €300 million in bank loans and a US$300 million U.S. private placement. In November 2015 we intend to repay a €550 million Eurobond. At the time of this report, we have no concrete plans for future share buybacks.

20	INTERIM MANAGEMENT REPORT

Excepting acquisitions, our planned capital expenditures for 2015 and 2016 can be covered in full by operating cash flow. They will mainly be spent on property improvements planned in Bangalore (India), Dubai (United Arab Emirates), Shanghai (China), New York City (United States), San Ramon (United States), Potsdam (Germany), Walldorf (Germany), Prag (Czech Republic) and Ra’anana (Israel). In addition we plan to invest in two new Data Center in the western US. In total we expect investments of approximately €340 million during the next two years.

As discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F, we have amended our dividend policy: We intend to continue paying an annual dividend totaling more than 35% of profit after tax.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

Non-Financial Goals 2015

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we remain committed to increasing our employee engagement index score to 82% by the end of 2015 (2014: 79%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2015, we aim to achieve a combined (on-premise and cloud) NPS score of 24%.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F did not change in the first nine months of 2015.

In this section, all discussion of the medium-term prospects is based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue business while steadily increasing operating profit. Our strategic objectives are focused primarily on the following financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2015, SAP updated its ambition for 2017 in the beginning of the year. We continue to expect fast growth in our cloud business, with cloud subscriptions and support revenue reaching a range between €3.5 billion to €3.6 billion in 2017. Total revenue is expected to reach €21 billion to €22 billion and operating profit is expected to be between €6.3 billion and €7.0 billion in 2017.

The changes to the 2017 goals reflect the impact of the Concur acquisition and anticipated faster customer adoption of SAP’s managed cloud offering. SAP also anticipates that its fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue, with the total of cloud subscriptions and support revenue and software support revenue reaching 65% to 70% of total revenue in 2017 (2014: 57%).

By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue – and is expected to exceed software license revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

In the beginning of the year, SAP also set high-level ambitions for 2020, with 2020 cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion. Total revenue is expected to be between €26 billion and €28 billion and operating profit is expected to be in a range of €8 billion to €9 billion in 2020. We expect the share of more predictable revenue to grow further, with the total of cloud subscriptions and support revenue and software support revenue reaching between 70% and 75% of total revenue in 2020. To realize the expected increase in operating profit, until 2020 SAP aims to grow gross profit from cloud subscriptions and support (defined as the difference between cloud subscription and support revenue and the respective cost of revenue) by a compound annual growth rate of approximately 40% on the 2014 figure. This growth is expected to result in a cloud subscription and support gross margin; in other words, the gross margin derived from the cloud subscription and support gross profit that is approximately 9 percentage points higher in 2020 than in 2014 (2014: 64%). In the same period, our target is to grow gross profit from software licenses and support by a compound annual growth rate of approximately 3%, leading to an improvement in the software licenses and support gross margin of approximately 2 percentage points (2014: 86%).

SAP anticipates that the gross margins of the various cloud business models will continue to differ significantly in the long term. While the gross margin from public cloud subscriptions and from the business network are both expected to reach approximately 80% long term, we anticipate that in the long-term, gross margin on managed cloud offerings will be about 40%. In addition, based on subscription bookings, we expect, once our cloud business has achieved a mature state, approximately 80% of the cloud subscription business will be generated from existing contracts and their renewals (2014: approximately 60%) and approximately 20% from new business (2014: approximately 40%).

INTERIM REPORT JANUARY – SEPTEMBER 2015	21

Opportunities

We have comprehensive opportunity-management structures in place, which are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged since 2014, and are discussed more fully in our 2014 Integrated Report.

EVENTS AFTER THE REPORTING PERIOD

The Supervisory Board of SAP SE decided that Board member Gerd Oswald is taking over the new Board area Product Quality & Enablement, as of November 1, 2015.

Michael Kleinemeier has been named to the Executive Board of SAP, effective from November 1, 2015. He will assume sole responsibility for Global Service & Support.

22	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended September 30

€ millions, unless otherwise stated	Notes	2015	2014	Change in %
Cloud subscriptions and support		599	277	116
Software licenses		1,014	951	7
Software support		2,509	2,232	12
Software licenses and support		3,523	3,184	11
Cloud and software		4,122	3,461	19
Services		863	793	9
Total revenue		4,985	4,254	17

Cost of cloud subscriptions and support		–249	–132	89
Cost of software licenses and support		–528	–490	8
Cost of cloud and software		–777	–622	25
Cost of services		–767	–662	16
Total cost of revenue		–1,544	–1,285	20
Gross profit		3,440	2,970	16
Research and development		–660	–545	21
Sales and marketing		–1,182	–1,018	16
General and administration		–239	–190	26
Restructuring	(5)	–145	–43	>100
TomorrowNow and Versata litigation		0	–17	<-100
Other operating income/expense, net		–3	1	<-100
Total operating expenses		–3,771	–3,097	22
Operating profit		1,214	1,157	5

Other non-operating income/expense, net		–26	51	<-100
Finance income		102	30	>100
Finance costs		–60	–39	53
Financial income, net		42	–9	<-100
Profit before tax		1,229	1,199	3
Income tax TomorrowNow and Versata litigation		0	9	<-100
Other income tax expense		–333	–327	2
Income tax expense		–333	–318	5
Profit after tax		895	881	2
attributable to owners of parent		898	880	2
attributable to non-controlling interests		–2	1	<-100

Earnings per share, basic (in €)1)	(8)	0.75	0.74	2
Earnings per share, diluted (in €)1)	(8)	0.75	0.73	2

1)

For the three months ended September 30, 2015 and 2014, the weighted average number of shares was 1,198 million (diluted 1,198 million) and 1,195 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – QUARTER

For the three months ended September 30

€ millions	2015	2014
Profit after tax	895	881
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	2	–7
Income tax relating to items that will not be reclassified	–1	0
Other comprehensive income after tax for items that will not be reclassified to profit or loss	1	–7
Items that will be reclassified subsequently to profit or loss
Exchange differences	–179	676
Available-for-sale financial assets	–45	8
Cash flow hedges	43	–22
Income tax relating to items that will be reclassified	8	18
Other comprehensive income after tax for items that will be reclassified to profit or loss	–172	680
Other comprehensive income net of tax	–171	673
Total comprehensive income	724	1,554
attributable to owners of parent	727	1,553
attributable to non-controlling interests	–2	1

Due to rounding, numbers may not add up precisely.

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions, unless otherwise stated	Notes	2015	2014	Change in %
Cloud subscriptions and support		1,654	738	124
Software licenses		2,689	2,532	6
Software support		7,494	6,487	16
Software licenses and support		10,183	9,019	13
Cloud and software		11,837	9,757	21
Services		2,614	2,346	11
Total revenue		14,451	12,103	19

Cost of cloud subscriptions and support		–708	–320	121
Cost of software licenses and support		–1,632	–1,506	8
Cost of cloud and software		–2,340	–1,826	28
Cost of services		–2,423	–1,983	22
Total cost of revenue		–4,763	–3,810	25
Gross profit		9,689	8,293	17
Research and development		–2,058	–1,661	24
Sales and marketing		–3,749	–3,035	24
General and administration		–766	–612	25
Restructuring	(5)	–563	–97	>100
TomorrowNow and Versata litigation		0	–307	<-100
Other operating income/expense, net		0	–4	<-100
Total operating expenses		–11,899	–9,525	25
Operating profit		2,552	2,578	–1

Other non-operating income/expense, net		–228	44	<-100
Finance income		189	99	91
Finance costs		–169	–100	70
Financial income, net		20	–1	<-100
Profit before tax		2,344	2,621	–11
Income tax TomorrowNow and Versata litigation		0	86	<-100
Other income tax expense		–566	–736	–23
Income tax expense		–567	–650	–13
Profit after tax		1,778	1,971	–10
attributable to owners of parent		1,783	1,971	–10
attributable to non-controlling interests		–5	0	>100

Earnings per share, basic (in €)1)	(8)	1.49	1.65	–10
Earnings per share, diluted (in €)1)	(8)	1.49	1.65	–10

1)

For the nine months ended September 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,197 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions	2015	2014
Profit after tax	1,778	1,971
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	3	–6
Income tax relating to items that will not be reclassified	–3	1
Other comprehensive income after tax for items that will not be reclassified to profit or loss	0	–5
Items that will be reclassified subsequently to profit or loss
Exchange differences	1,363	818
Available-for-sale financial assets	106	25
Cash flow hedges	30	–56
Income tax relating to items that will be reclassified	26	29
Other comprehensive income after tax for items that will be reclassified to profit or loss	1,525	816
Other comprehensive income net of tax	1,524	811
Total comprehensive income	3,302	2,782
attributable to owners of parent	3,307	2,782
attributable to non-controlling interests	–5	0

Due to rounding, numbers may not add up precisely.

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at September 30, 2015 and December 31, 2014

€ millions	Notes	2015	2014
Cash and cash equivalents		3,844	3,328
Other financial assets		921	678
Trade and other receivables	(9)	4,120	4,342
Other non-financial assets		531	435
Tax assets		203	215
Total current assets		9,618	8,999

Goodwill		22,231	21,005
Intangible assets		4,353	4,604
Property, plant, and equipment		2,122	2,102
Other financial assets		1,324	1,021
Trade and other receivables	(9)	81	100
Other non-financial assets		232	164
Tax assets		245	231
Deferred tax assets		452	230
Total non-current assets		31,039	29,459
Total assets		40,657	38,458

as at September 30, 2015 and December 31, 2014

€ millions	Notes	2015	2014
Trade and other payables		968	1,035
Tax liabilities		99	339
Financial liabilities	(10)	1,742	2,561
Other non-financial liabilities		2,268	2,810
Provision TomorrowNow and Versata litigation		0	1
Other provisions		557	149
Provisions		557	150
Deferred income	(11)	2,961	1,680
Total current liabilities		8,595	8,575

Trade and other payables		77	55
Tax liabilities		397	371
Financial liabilities	(10)	9,117	8,980
Other non-financial liabilities		199	219
Provisions		150	151
Deferred tax liabilities		512	496
Deferred income	(11)	70	78
Total non-current liabilities		10,521	10,350
Total liabilities		19,116	18,925

Issued capital		1,229	1,229
Share premium		547	614
Retained earnings		18,778	18,317
Other components of equity		2,088	563
Treasury shares		–1,128	–1,224
Equity attributable to owners of parent		21,513	19,499

Non-controlling interests		28	34
Total equity	(12)	21,541	19,533
Total equity and liabilities		40,657	38,458

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	27

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

For the nine months ended September 30

€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
January 1, 2014	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			1,971					1,971		1,971
Other comprehensive income			–5	832	25	–41		811		811
Comprehensive income			1,966	832	25	–41		2,782		2,782
Share-based payments		20						20		20
Dividends			–1,194					–1,194		–1,194
Reissuance of treasury shares under share-based payments		27					51	78		78
Other changes			–4					–4		–4
September 30, 2014	1,229	598	17,025	12	107	–21	–1,229	17,721	8	17,729
January 1, 2015	1,229	614	18,317	361	211	–8	–1,224	19,499	34	19,533
Profit after tax			1,783					1,783	–5	1,778
Other comprehensive income				1,397	106	22		1,524		1,524
Comprehensive income			1,783	1,397	106	22		3,307	–5	3,302
Share-based payments		–143						–143		–143
Dividends			–1,316					–1,316		–1,316
Reissuance of treasury shares under share-based payments		76					96	172		172
Other changes			–5					–5		–5
September 30, 2015	1,229	547	18,778	1,758	316	13	–1,128	21,513	28	21,541

Due to rounding, numbers may not add up precisely.

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the nine months ended September 30

€ millions	2015	2014
Profit after tax	1,778	1,971
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	965	733
Income tax expense	567	650
Financial income, net	–20	1
Decrease/increase in sales and bad debt allowances on trade receivables	111	29
Other adjustments for non-cash items	–12	53
Decrease/increase in trade and other receivables	197	480
Decrease/increase in other assets	–212	–295
Decrease/increase in trade payables, provisions, and other liabilities	–248	–136
Decrease/increase in deferred income	1,216	914
Cash outflows due to TomorrowNow and Versata litigation	0	–233
Interest paid	–111	–83
Interest received	60	46
Income taxes paid, net of refunds	–1,049	–1,048
Net cash flows from operating activities	3,241	3,082

Business combinations, net of cash and cash equivalents acquired	–13	–730
Cash receipts from derivative financial instruments related to business combinations	266	–125
Total cash flows for business combinations, net of cash and cash equivalents acquired	253	–855
Purchase of intangible assets and property, plant, and equipment	–424	–472
Proceeds from sales of intangible assets or property, plant, and equipment	46	37
Purchase of equity or debt instruments of other entities	–1,709	–726
Proceeds from sales of equity or debt instruments of other entities	1,042	704
Net cash flows from investing activities	–793	–1,312

Dividends paid	–1,316	–1,194
Proceeds from reissuance of treasury shares	58	45
Proceeds from borrowings	1,745	501
Repayments of borrowings	–2,520	–586
Net cash flows from financing activities	–2,033	–1,234

Effect of foreign currency rates on cash and cash equivalents	101	70
Net decrease/increase in cash and cash equivalents	516	606
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	3,844	3,354

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	29

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2014, included in our 2014 Integrated Report and our 2014 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

Our changes in the scope of consolidation in the first nine months of 2015 were not material to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our 2014 Integrated Report.

(3) Summary of Significant Accounting Policies

The Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2014. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements.

(4) Business Combinations

Acquisitions made in the preceding year, including the acquisition of Concur on December 4, 2014, are described in our 2014 Integrated Report.

Amounts reported in previous quarters have been updated to reflect new information about facts and circumstances that existed at the date of these acquisitions.

Primarily, we have retrospectively adjusted the provisional amounts recognized for deferred tax assets and liabilities related to the 2014 Concur business combination by a corresponding increase in goodwill in the amount of €136 million. This adjustment mainly results from new information about the valuation of the carrying amount of investments in subsidiaries.

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(5) Restructuring

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Employee-related restructuring expenses	145	563	39	90
Facility-related restructuring expenses	0	0	4	7
Restructuring expenses	145	563	43	97

If not presented separately, these expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Cost of cloud and software	4	64	2	8
Cost of services	35	180	16	21
Research and development	69	178	6	22
Sales and marketing	33	121	15	35
General and administration	4	20	4	11
Restructuring expenses	145	563	43	97

(6) Employee Benefits Expense and Headcount

Employee Benefits Expense

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Salaries	1,739	5,339	1,511	4,526
Social security expenses	232	786	221	678
Share-based payment expenses	72	386	–5	119
Pension expenses	61	202	51	164
Employee-related restructuring expenses	145	563	39	90
Termination benefits	7	21	6	18
Employee Benefits Expense	2,256	7,297	1,823	5,595

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. Concur is therefore not included in prior year numbers, Fieldglass is included since May 2, 2014.

On September 30, 2015, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below. The increase in headcount in the SAP Group to 75,643 employees is mainly due to the acquisition of Concur in December 2014.

Number of Employees (in Full-Time Equivalents)

	9/30/2015				9/30/2014
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,986	3,853	4,778	14,617	5,430	3,269	3,953	12,652
Services	7,044	4,214	3,821	15,079	7,138	4,078	2,908	14,124
Research and development	9,399	4,129	6,723	20,251	8,935	3,591	5,796	18,322
Sales and marketing	7,097	7,166	3,582	17,845	6,784	6,409	3,274	16,466
General and administration	2,494	1,665	1,019	5,177	2,400	1,469	768	4,637
Infrastructure	1,493	789	392	2,674	1,489	797	347	2,633
SAP Group (9/30/2015)	33,512	21,817	20,315	75,643	32,175	19,613	17,046	68,835
Thereof acquisitions	0	0	0	0	49	324	15	388
SAP Group (average first nine months)	33,466	21,751	19,487	74,705	31,508	19,591	16,378	67,478

INTERIM REPORT JANUARY – SEPTEMBER 2015	31

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Cost of cloud and software	10	42	2	15
Cost of services	13	70	–2	23
Research and development	22	102	–1	30
Sales and marketing	19	115	–2	32
General and administration	7	58	–2	19
Share-based payments	72	386	–5	119

For more information about our share-based payments, see Note 14.

(7) Income Taxes

The contingent liability resulting from the income tax-related litigation with the German and Brazilian tax authority decreased to approximately €775 million on September 30, 2015 (December 31, 2014: €871 million). The decrease resulted from a change in the foreign currency exchange rate which was partly compensated by an increase in the potential amount in dispute in local currency. For further information, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (11).

For information about adjustments to income taxes due to our previous year’s acquisitions, see Note (4).

(8) Earnings per Share

€ millions, unless otherwise stated	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Profit attributable to equity holders of SAP SE	898	1,783	880	1,971
Issued ordinary shares1)	1,229	1,229	1,229	1,229
Effect of treasury shares1)	–31	–32	–33	–34
Weighted average shares outstanding, basic1)	1,198	1,196	1,195	1,194
Dilutive effect of share-based payments1)	1	1	3	3
Weighted average shares outstanding, diluted1)	1,198	1,197	1,198	1,197

Earnings per share, basic, attributable to equity holders of SAP SE (in €)	0.75	1.49	0.74	1.65
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	0.75	1.49	0.73	1.65

1)	Number of shares in millions

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(9) Trade and Other Receivables

	September 30, 2015
€ millions	Current	Non- Current	Total
Trade receivables, net	4,056	1	4,057
Other receivables	64	80	145
Total	4,120	81	4,201

	December 31, 2014
€ millions	Current	Non- Current	Total
Trade receivables, net	4,253	1	4,254
Other receivables	89	99	188
Total	4,342	100	4,442

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	9/30/ 2015	12/31/ 2014
Gross carrying amount	4,351	4,442
Sales allowances charged to revenue	–229	–135
Allowance for doubtful accounts charged to expense	–65	–52
Carrying amount trade receivables, net	4,057	4,254

(10) Financial Liabilities

€ millions	September 30, 2015
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	551	5,750	551	5,716	6,267
Private placement transactions	803	1,562	803	1,600	2,403
Bank loans	11	1,750	11	1,745	1,756
Financial debt	1,366	9,062	1,365	9,061	10,426
Derivatives	NA	NA	186	56	242
Other financial liabilities	NA	NA	190	0	191
Financial liabilities			1,742	9,117	10,859

€ millions	December 31, 2014
	Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total
Bonds	631	4,000	630	3,998	4,628
Private placement transactions	247	1,936	247	1,948	2,195
Bank loans	1,279	3,000	1,277	2,985	4,262
Financial debt	2,157	8,936	2,154	8,931	11,085
Derivatives	NA	NA	287	46	333
Other financial liabilities	NA	NA	120	4	124
Financial liabilities			2,561	8,980	11,542

Our current other financial liabilities comprise customer funding liabilities amounting to €74 million on September 30, 2015 (December 31, 2014: €58 million). We draw funds from and make payments on behalf of our customers for customer’s employee expense reimbursements, related credit card payments, and vendor payments. We hold these funds in cash and record our obligation to make these expense reimbursements and payments on behalf of our customers as customer funding liabilities.

INTERIM REPORT JANUARY – SEPTEMBER 2015	33

(11) Deferred Income

€ millions	9/30/ 2015	12/31/ 2014
Current	2,961	1,680
thereof deferred revenue from cloud subscriptions and support	782	689
Non-current	70	78
Total Deferred Income	3,031	1,758

(12) Total Equity

Treasury Shares

In the first nine months of 2015, we did not acquire shares for treasury, and 2.6 million (Q3 2015: 0.1 million) shares were disposed at an average price of €36.80 (Q3 2015: €36.79) per share.

In the first nine months of 2014, we did not acquire shares for treasury, 1.4 million (Q3 2014: 0.1 million) shares were disposed at an average price of €36.79 (Q3 2014: €36.80) per share.

Share sales in 2015 and 2014 were in connection with our share-based payments, which are described in our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (28).

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the third quarter:

€ millions	Q3 2015	Q3 2014
Gains (losses) on exchange differences	–179	676
Gains (losses) on remeasuring available-for-sale financial assets	–44	8
Reclassification adjustments on available-for-sale financial assets	–1	0
Available-for-sale financial assets	–45	8
Gains (losses) on cash flow hedges	44	–29
Reclassification adjustments on cash flow hedges	–1	7
Cash flow hedges	43	–22

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first nine months:

€ millions	1/1- 9/30/2015	1/1- 9/30/2014
Gains (losses) on exchange differences	1,363	818
Gains (losses) on remeasuring available-for-sale financial assets	107	27
Reclassification adjustments on available-for-sale financial assets	–1	–2
Available-for-sale financial assets	106	25
Gains (losses) on cash flow hedges	–31	–49
Reclassification adjustments on cash flow hedges	61	–7
Cash flow hedges	30	–56

(13) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of September 30, 2015, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of September 30, 2015, are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-Related Litigation and Claims

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Intellectual property-related litigation and claims comprise cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

There have been no significant changes to the amount of provisions recorded for intellectual property-related litigation and claims compared to the amounts disclosed in our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (19b).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Individual cases of intellectual property-related litigation and claims comprise:

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in patents held by Versata. In August 2014, after numerous legal proceedings (for details, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (24)), Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the patent litigation between the companies. Under the terms of the Agreement, Versata has licensed to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase), and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the United States Patent and Trademark Office (USPTO). In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims; Wellogix’s appeal of that decision is pending. In February 2015, SAP filed a declaratory judgment action in Frankfurt/Main, Germany, asking the German court to rule that SAP did not misappropriate any Wellogix trade secret.

Customer-Related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

For more information about provisions recorded for customer-related litigation and claims, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (19b).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2014.

Non-Income Tax-Related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €69 million on September 30, 2015 (December 31, 2014: €95 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about income tax-related litigation see Note (7).

INTERIM REPORT JANUARY – SEPTEMBER 2015	35

(14) Share-Based Payments

For a detailed description of our share-based payment plans, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (28).

Stock Option Plan 2010 (2015 Tranche)

Under the Stock Option Plan 2010 (2015 Tranche), we granted 10.9 million cash-based virtual stock options to global executives and to SAP’s Top Rewards in 2015.

The vesting period is three years and the contractual term of the program is six years. The exercise price is €72.18 and the fair value on the grant date was €8.88.

Share Matching Plan 2015 (SMP 2015)

Under the SMP 2015, SAP offered its employees the opportunity to purchase SAP SE shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the global executives are different. Instead of receiving a discount, global executives are granted two bonus shares for every three shares acquired and held during the three-year vesting period. In June 2015, the participants purchased 1.5 million SAP shares in aggregate at a discounted share price of €40.51. The discount of €36 million was expensed immediately. The fair value of the right to a bonus share was estimated on the grant date (June 5, 2015) at €62.98 per share, using a risk-free interest rate of –0.08%, a dividend yield of 1.67%, and an expected life of three years.

The outstanding bonus shares under the Share Matching Plan (SMP) are as follows:

thousands	9/30/ 2015	12/31/ 2014
Outstanding awards	1,612	3,935

(15) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

Except for the issuance of a triple-tranche Eurobond transaction with a total volume of €1.75 billion there have been no significant changes to our financial risk management since December 31, 2014.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category in IAS 39 and the allocation to the fair value hierarchy as mandated by IFRS 13 as at the reporting date:

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Fair Values of Financial Instruments

€ millions		2015
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,844	3,844
Trade and other receivables		4,201
Trade receivables[1]	L&R	4,057	4,057
Other receivables[2]	–	145
Other financial assets		2,245
Available-for-sale financial assets
Debt investments	AFS	208		208	208			208
Equity investments	AFS	842		842	146	195	502	842
Investments in associates[2]	–	64
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	129
Other loans and other financial receivables	L&R	767	767			767		767
Derivative assets
Designated as hedging instrument
FX forward contracts	–	36		36		36		36
Interest rate swaps	–	103		103		103		103
Not designated as hedging instrument
FX forward contracts	HFT	34		34		34		34
Call options for share-based payments	HFT	48		48		48		48
Call option on equity shares	HFT	14		14			14	14
Liabilities
Trade and other payables		–1,045
Trade payables[1]	AC	–762	–762
Other payables[2]	–	–283
Financial liabilities		–10,859
Non-derivative financial liabilities
Loans	AC	–1,756	–1,756			–1,756		–1,756
Bonds	AC	–6,267	–6,267		–6,327			–6,327
Private placements	AC	–2,403	–2,403			–2,506		–2,506
Other non-derivative financial liabilities	AC	–190	–190			–190		–190
Derivatives
Designated as hedging instrument
FX forward contracts	–	–17		–17		–17		–17
Interest rate swaps	–	0		0		0		0
Not designated as hedging instrument
FX forward contracts	HFT	–226		–226		–226		–226
Total financial instruments, net		–1,614	–2,710	1,041	–5,974	–3,511	515	–8,970

INTERIM REPORT JANUARY – SEPTEMBER 2015	37

€ millions		2014
		Carrying Amount	Measurement Categories		Fair Value
	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,328	3,328
Trade and other receivables		4,442
Trade receivables[1]	L&R	4,254	4,254
Other receivables[2]	–	188
Other financial assets		1,699
Available-for-sale financial assets
Debt investments	AFS	40		40	40			40
Equity investments	AFS	597		597	108	101	388	597
Investments in associates[2]	–	49
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	136
Other loans and other financial receivables	L&R	324	324			324		324
Derivative assets
Designated as hedging instrument
FX forward contracts	–	10		10		10		10
Interest rate swaps	–	77		77		77		77
Not designated as hedging instrument
FX forward contracts	HFT	411		411		411		411
Call options for share-based payments	HFT	43		43		43		43
Call option on equity shares	HFT	13		13			13	13
Liabilities
Trade and other payables		–1,061
Trade payables[1]	AC	–756	–756
Other payables[2]	–	–305
Financial liabilities		–11,542
Non-derivative financial liabilities
Loans	AC	–4,261	–4,261			–4,261		–4,261
Bonds	AC	–4,628	–4,628		–4,810			–4,810
Private placements	AC	–2,195	–2,195			–2,301		–2,301
Other non-derivative financial liabilities	AC	–124	–124			–124		–124
Derivatives
Designated as hedging instrument
FX forward contracts	–	–22		–22		–22		–22
Interest rate swaps	–	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–310		–310		–310		–310
Total financial instruments, net		–3,134	–4,060	858	–4,662	–6,054	400	–10,315

[1]	We do not disclose the fair value of cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

[2]

Since the line items trade receivables, trade payables and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line item in the Consolidated Statements of Financial Position.

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Fair Values of Financial Instruments Classified According IAS 39

€ millions					2015
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	96		96
Available-for-sale	AFS	1,050		1,050
Loans and receivables	L&R	8,668	8,668
Financial liabilities
At fair value through profit or loss	HFT	–226		–226
At amortized cost	AC	–11,378	–11,378
Outside scope of IAS 39
Financial instruments related to employee benefit plans		129			129
Investments in associates		64			64
Other receivables		145			145
Other payables		–283			–283
Derivatives designated as hedging instrument		121		121
Total financial instruments, net		–1,614	–2,710	1,041	54

€ millions					2014
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	467		467
Available-for-sale	AFS	637		637
Loans and receivables	L&R	7,905	7,905
Financial liabilities
At fair value through profit or loss	HFT	–310		–310
At amortized cost	AC	–11,965	–11,965
Outside scope of IAS 39
Financial instruments related to employee benefit plans		136			136
Investments in associates		49			49
Other receivables		188			188
Other payables		–305			–305
Derivatives designated as hedging instrument		64		64
Total financial instruments, net		–3,134	–4,060	858	68

Determination of Fair Value

It is our policy to recognize transfers between the levels of the fair value hierarchy at the beginning of the respective period when the event or change in circumstances occurred that caused the transfer.

A detailed overview of the determination of fair value, the respective inputs as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Note (27) to our Consolidated Financial Statements for 2014, which are included in our 2014 Integrated Report, and our 2014 Annual Report on Form 20-F.

INTERIM REPORT JANUARY – SEPTEMBER 2015	39

(16) Segment and Geographic Information

General Information

SAP has two reportable segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM). One is our Applications, Technology & Services segment and the other is the SAP Business Network segment. These segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our business network activities or cover other areas of our business.

The Applications, Technology & Services segment derives its revenue primarily from the sale of software licenses, subscriptions to our cloud applications and related services (mainly support services and various professional services and premium support services, as well as implementation services for our software products and education services on the use of our products).

The SAP Business Network segment emerged in early 2015 from combining all SAP network offerings (that is, predominantly the activities of the Concur business purchased at the end of 2014 and the activities of the Ariba and Fieldglass businesses acquired earlier) into one network of networks which covers temporary workforce sourcing, other procurement, and end-to-end travel and business travel expense management. The SAP Business Network segment derives its revenues mainly from transaction fees charged for the use of SAP’s cloud-based collaborative business network and from services relating to the SAP Business Network (including cloud applications, professional services, and education services). Within the SAP Business Network segment, we mainly market and sell the cloud offerings developed by Ariba, Fieldglass, and Concur.

An acquired company is only included as of that company’s acquisition date. Concur is therefore included since December 4, 2014, Fieldglass is included since May 2, 2014.

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	Q3 2015		Q3 2014	Q3 2015		Q3 2014	Q3 2015		Q3 2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	253	226	154	347	302	124	600	528	278
Software licenses	1,015	986	950	0	0	0	1,015	986	949
Software support	2,501	2,370	2,226	8	7	7	2,509	2,377	2,233
Software licenses and support	3,515	3,356	3,175	8	7	7	3,523	3,362	3,183
Cloud and software	3,768	3,582	3,329	355	308	132	4,123	3,890	3,461
Services	799	753	761	57	50	27	856	802	788
Total segment revenue	4,567	4,335	4,090	412	358	159	4,979	4,692	4,249
Cost of cloud subscriptions and support	–108	–101	–73	–76	–67	–36	–184	–168	–108
Cost of software licenses and support	–458	–418	–435	0	0	1	–458	–418	–434
Cost of cloud and software	–566	–519	–508	–76	–67	–34	–642	–586	–543
Cost of services	–696	–665	–613	–44	–39	–21	–740	–705	–634
Total cost of revenue	–1,262	–1,184	–1,121	–121	–106	–55	–1,383	–1,290	–1,177
Segment gross profit	3,305	3,150	2,969	291	252	103	3,596	3,402	3,073
Total segment expenses	–1,339	–1,265	–1,254	–193	–171	–76	–1,532	–1,436	–1,330
Segment profit	1,966	1,885	1,715	98	80	28	2,064	1,966	1,743

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	1/1- 9/30/2015		1/1- 9/30/2014	1/1- 9/30/2015		1/1- 9/30/2014	1/1- 9/30/2015		1/1- 9/30/2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	681	592	415	981	831	326	1,662	1,423	741
Software licenses	2,690	2,503	2,516	0	0	0	2,689	2,503	2,516
Software support	7,468	6,900	6,470	25	20	21	7,493	6,921	6,491
Software licenses and support	10,158	9,404	8,985	24	20	21	10,182	9,424	9,006
Cloud and software	10,838	9,996	9,401	1,006	851	346	11,844	10,847	9,747
Services	2,405	2,209	2,252	174	147	68	2,579	2,356	2,320
Total segment revenue	13,243	12,204	11,652	1,180	998	415	14,423	13,202	12,067
Cost of cloud subscriptions and support	–314	–290	–174	–231	–198	–85	–544	–488	–259
Cost of software licenses and support	–1,416	–1,286	–1,313	–1	0	–3	–1,416	–1,287	–1,316
Cost of cloud and software	–1,729	–1,576	–1,487	–231	–199	–88	–1,961	–1,775	–1,575
Cost of services	–2,143	–2,004	–1,833	–137	–119	–62	–2,281	–2,124	–1,894
Total cost of revenue	–3,873	–3,581	–3,320	–369	–318	–149	–4,241	–3,898	–3,469
Segment gross profit	9,370	8,624	8,332	811	680	265	10,182	9,304	8,598
Total segment expenses	–4,181	–3,873	–3,734	–584	–503	–210	–4,765	–4,376	–3,944
Segment profit	5,189	4,750	4,598	228	177	55	5,417	4,927	4,653

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board.

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.

Most of our depreciation and amortization expense affecting segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all operating segments presented.

Our management reporting system produces a variety of reports that differ by the currency exchange rates used in the accounting for foreign-currency transactions and operations. Reports based on actual currencies use the same currency rates as are used in our financial statements. Reports based on constant currencies report revenues and expenses using the average exchange rates from the previous year’s corresponding period.

We use an operating profit indicator to measure the performance of our operating segments. However, the accounting policies applied in the measurement of operating segment revenue and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

•

The measurement of the segment revenue and results includes the recurring revenues that would have been recorded by acquired entities had they remained stand-alone entities but which are not recorded as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.

•	The measurement of the expenses exclude the following expenses:

•	Acquisition-related charges

•

Amortization expense and impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Settlements of pre-existing relationships in connection with a business combination

•	Acquisition-related third-party costs

•	Expenses from the TomorrowNow litigation and the Versata litigation

•	Share-based payment expenses

•	Restructuring expenses

•

Expenses of certain corporate-level activities are not allocated to our segments, including finance, accounting, legal, human resources, and marketing. They are disclosed in the reconciliation under other expenses.

The segment information for prior periods has been restated to conform to the new two-segment structure.

INTERIM REPORT JANUARY – SEPTEMBER 2015	41

Reconciliation of Revenue and Results of Segments

€ millions	Q3 2015		Q3 2014	1/1- 9/30/2015		1/1- 9/30/2014
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	4,979	4,692	4,249	14,423	13,202	12,067
Other revenue	8	8	7	39	34	43
Adjustment for currency impact	0	287	0	0	1,225	0
Adjustment of revenue under fair value accounting	–2	–2	–2	–11	–11	–7
Total revenue	4,985	4,985	4,254	14,451	14,451	12,103

Total segment profit for reportable segments	2,064	1,966	1,743	5,417	4,927	4,653
Other revenue	8	8	7	39	34	43
Other expenses	–456	–416	–394	–1,390	–1,259	–1,186
Adjustment for currency impact	0	59	0	0	363	0
Adjustment for
Revenue under fair value accounting	–2	–2	–2	–11	–11	–7
Acquisition-related charges	–183	–183	–141	–554	–554	–402
Share-based payments expenses	–72	–72	5	–386	–386	–119
Restructuring	–145	–145	–43	–563	–563	–97
TomorrowNow and Versata litigation	0	0	–17	0	0	–307
Operating profit	1,214	1,214	1,157	2,552	2,552	2,578
Other non-operating income/expense, net	–26	–26	51	–228	–228	44
Financial income, net	42	42	–9	20	20	–1
Profit before tax	1,229	1,229	1,199	2,344	2,344	2,621

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
EMEA	119	350	71	185
Americas	431	1,163	181	488
APJ	48	142	26	65
SAP Group	599	1,654	277	738

Cloud and Software Revenue by Region

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
EMEA	1,817	5,129	1,614	4,590
Americas	1,695	4,888	1,284	3,656
APJ	610	1,820	563	1,511
SAP Group	4,122	11,837	3,461	9,757

Total Revenue by Region

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Germany	685	1,872	639	1,771
Rest of EMEA	1,503	4,390	1,342	3,944
EMEA	2,188	6,262	1,981	5,715
United States	1,681	4,793	1,193	3,419
Rest of Americas	375	1,187	391	1,131
Americas	2,056	5,980	1,585	4,550
Japan	171	477	172	436
Rest of APJ	569	1,732	516	1,401
APJ	740	2,209	688	1,838
SAP Group	4,985	14,451	4,254	12,103

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(17) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2014 Integrated Report, Notes to the Consolidated Financial Statements section, Note (31).

(18) Events After the Reporting Period

In October we repaid an amount of €300 million in bank loans and a US$300 million U.S. private placement.

Release of the Interim Financial Statements

On behalf of the Executive Board of SAP SE, the Chief Financial officer of SAP SE approved these Consolidated Interim Financial Statements for the third quarter of 2015 on October 16, 2015, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

INTERIM REPORT JANUARY – SEPTEMBER 2015	43

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	599	1	600	–72	528	277	1	278	116	116	90
Software licenses	1,014	1	1,015	–29	986	951	0	952	7	7	4
Software support	2,509	0	2,509	–132	2,377	2,232	1	2,233	12	12	6
Software licenses and support	3,523	1	3,524	–161	3,363	3,184	1	3,185	11	11	6
Cloud and software	4,122	2	4,124	–233	3,892	3,461	2	3,463	19	19	12
Services	863	0	863	–54	808	793	0	793	9	9	2
Total revenue	4,985	2	4,987	–287	4,700	4,254	2	4,256	17	17	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–249	65	–184			–132	22	–110	89	67
Cost of software licenses and support	–528	61	–468			–490	59	–431	8	8
Cost of cloud and software	–777	126	–652			–622	81	–541	25	20
Cost of services	–767	20	–747			–662	16	–647	16	16
Total cost of revenue	–1,544	145	–1,399			–1,285	97	–1,188	20	18
Gross profit	3,440	148	3,588			2,970	99	3,068	16	17
Research and development	–660	25	–635			–545	13	–532	21	19
Sales and marketing	–1,182	76	–1,105			–1,018	24	–994	16	11
General and administration	–239	8	–230			–190	3	–187	26	23
Restructuring	–145	145	0			–43	43	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–17	17	0	<-100	0
Other operating income/expense, net	–3	0	–3			1	0	1	<-100	<-100
Total operating expenses	–3,771	400	–3,372	228	–3,143	–3,097	196	–2,901	22	16	8

Profit Numbers
Operating profit	1,214	402	1,616	–59	1,557	1,157	198	1,355	5	19	15
Other non-operating income/expense, net	–26	0	–26			51	0	51	<-100	<-100
Finance income	102	0	102			30	0	30	>100	>100
Finance costs	–60	0	–60			–39	0	–39	53	53
Financial income, net	42	0	42			–9	0	–9	<-100	<-100
Profit before tax	1,229	402	1,631			1,199	198	1,397	3	17
Income tax TomorrowNow and Versata litigation	0	0	0			9	–9	0	<-100	0
Other income tax expense	–333	–124	–457			–327	–60	–387	2	18
Income tax expense	–333	–124	–457			–318	–69	–387	5	18
Profit after tax	895	278	1,173			881	129	1,010	2	16
attributable to owners of parent	898	278	1,176			880	129	1,009	2	17
attributable to non-controlling interests	–2	0	–2			1	0	1	<-100	<-100

Key Ratios
Operating margin (in %)	24.3		32.4		33.1	27.2		31.8	–2.9pp	0.6pp	1.3pp
Effective tax rate (in %)	27.1		28.0			26.5		27.7	0.6pp	0.4pp
Earnings per share, basic (in €)	0.75		0.98			0.74		0.84	2	16

44	Supplementary Financial Information

	For the nine months ended September 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,654	9	1,664	–240	1,424	738	3	741	124	124	92
Software licenses	2,689	1	2,690	–186	2,504	2,532	0	2,532	6	6	–1
Software support	7,494	0	7,494	–572	6,922	6,487	3	6,491	16	15	7
Software licenses and support	10,183	1	10,184	–758	9,426	9,019	4	9,023	13	13	4
Cloud and software	11,837	11	11,848	–998	10,850	9,757	7	9,764	21	21	11
Services	2,614	0	2,614	–228	2,386	2,346	0	2,346	11	11	2
Total revenue	14,451	11	14,462	–1,225	13,237	12,103	7	12,110	19	19	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–708	162	–546			–320	58	–262	121	108
Cost of software licenses and support	–1,632	207	–1,425			–1,506	185	–1,321	8	8
Cost of cloud and software	–2,340	369	–1,970			–1,826	243	–1,583	28	24
Cost of services	–2,423	118	–2,305			–1,983	76	–1,907	22	21
Total cost of revenue	–4,763	487	–4,276			–3,810	319	–3,490	25	23
Gross profit	9,689	498	10,186			8,293	327	8,620	17	18
Research and development	–2,058	133	–1,926			–1,661	71	–1,590	24	21
Sales and marketing	–3,749	260	–3,489			–3,035	101	–2,934	24	19
General and administration	–766	60	–706			–612	30	–582	25	21
Restructuring	–563	563	0			–97	97	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–307	307	0	<-100	0
Other operating income/expense, net	0	0	0			–4	0	–4	<-100	<-100
Total operating expenses	–11,899	1,504	–10,396	862	–9,534	–9,525	926	–8,600	25	21	11

Profit Numbers
Operating profit	2,552	1,514	4,066	–363	3,703	2,578	933	3,510	–1	16	5
Other non-operating income/expense, net	–228	0	–228			44	0	44	<-100	<-100
Finance income	189	0	189			99	0	99	91	91
Finance costs	–169	0	–169			–100	0	–100	70	70
Financial income, net	20	0	20			–1	0	–1	<-100	<-100
Profit before tax	2,344	1,514	3,858			2,621	933	3,554	–11	9
Income tax TomorrowNow and Versata litigation	0	0	0			86	–86	0	<-100	0
Other income tax expense	–566	–461	–1,027			–736	–203	–939	–23	9
Income tax expense	–567	–461	–1,027			–650	–289	–939	–13	9
Profit after tax	1,778	1,053	2,831			1,971	644	2,615	–10	8
attributable to owners of parent	1,783	1,053	2,836			1,971	644	2,615	–10	8
attributable to non-controlling interests	–5	0	–5			0	0	0	>100	>100

Key Ratios
Operating margin (in %)	17.7		28.1		28.0	21.3		29.0	–3.6pp	–0.9pp	–1.0pp
Effective tax rate (in %)	24.2		26.6			24.8		26.4	–0.6pp	0.2pp
Earnings per share, basic (in €)	1.49		2.37			1.65		2.19	–10	8

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

2)

Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	45

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions	Q3 2015	1/1- 9/30/2015	Q3 2014	1/1- 9/30/2014
Operating profit (IFRS)	1,214	2,552	1,157	2,578
Revenue adjustments	2	11	2	7
Adjustment for acquisition-related charges	183	554	141	402
Adjustment for share-based payment expenses	72	386	–5	119
Adjustment for restructuring	145	563	43	97
Adjustment for TomorrowNow and Versata litigation	0	0	17	307
Operating expense adjustments	400	1,504	196	926
Operating profit adjustments	402	1,514	198	933
Operating profit (non-IFRS)	1,616	4,066	1,355	3,510

Due to rounding, numbers may not add up precisely.

46	Supplementary Financial Information

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact 2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS 1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	119	0	119	–7	112	71	0	71	68	67	57
Americas	431	1	432	–62	370	181	1	181	139	139	104
APJ	48	0	49	–2	46	26	0	26	88	88	78
Cloud subscriptions and support revenue	599	1	600	–72	528	277	1	278	116	116	90

Cloud and software revenue by region
EMEA	1,817	0	1,817	–10	1,807	1,614	1	1,615	13	13	12
Americas	1,695	2	1,697	–199	1,498	1,284	1	1,285	32	32	17
APJ	610	0	610	–23	587	563	0	563	8	8	4
Cloud and software revenue	4,122	2	4,124	–233	3,892	3,461	2	3,463	19	19	12

Total revenue by region
Germany	685	0	685	0	685	639	0	639	7	7	7
Rest of EMEA	1,503	0	1,504	–16	1,488	1,342	1	1,342	12	12	11
Total EMEA	2,188	0	2,189	–16	2,172	1,981	1	1,982	10	10	10
United States	1,681	2	1,683	–261	1,422	1,193	1	1,195	41	41	19
Rest of Americas	375	0	375	18	393	391	0	391	–4	–4	1
Total Americas	2,056	2	2,058	–243	1,815	1,585	1	1,586	30	30	14
Japan	171	0	171	–3	168	172	0	172	–1	–1	–3
Rest of APJ	569	0	569	–25	545	516	0	516	10	10	6
Total APJ	740	0	740	–27	713	688	0	688	8	8	4
Total revenue	4,985	2	4,987	–287	4,700	4,254	2	4,256	17	17	10

INTERIM REPORT JANUARY – SEPTEMBER 2015	47

	For the nine months ended September 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	350	1	351	–30	320	185	0	185	89	90	73
Americas	1,163	8	1,170	–195	975	488	3	491	138	138	99
APJ	142	0	143	–14	128	65	0	65	117	118	96
Cloud subscriptions and support revenue	1,654	9	1,664	–240	1,424	738	3	741	124	124	92

Cloud and software revenue by region
EMEA	5,129	1	5,131	–98	5,032	4,590	3	4,593	12	12	10
Americas	4,888	9	4,897	–747	4,150	3,656	4	3,661	34	34	13
APJ	1,820	0	1,820	–152	1,668	1,511	0	1,511	20	20	10
Cloud and software revenue	11,837	11	11,848	–998	10,850	9,757	7	9,764	21	21	11

Total revenue by region
Germany	1,872	0	1,872	–2	1,869	1,771	0	1,772	6	6	6
Rest of EMEA	4,390	1	4,392	–126	4,266	3,944	2	3,946	11	11	8
Total EMEA	6,262	1	6,263	–128	6,135	5,715	3	5,718	10	10	7
United States	4,793	9	4,802	–844	3,958	3,419	4	3,422	40	40	16
Rest of Americas	1,187	0	1,187	–69	1,118	1,131	0	1,132	5	5	–1
Total Americas	5,980	9	5,989	–913	5,076	4,550	4	4,554	31	32	11
Japan	477	0	477	–17	460	436	0	436	9	9	5
Rest of APJ	1,732	0	1,732	–166	1,565	1,401	0	1,402	24	24	12
Total APJ	2,209	0	2,209	–184	2,026	1,838	0	1,838	20	20	10
Total revenue	14,451	11	14,462	–1,225	13,237	12,103	7	12,110	19	19	9

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2)

Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due	to rounding, numbers may not add up precisely.

48	Supplementary Financial Information

MULTI-QUARTER SUMMARY (IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014	Q1 2015	Q2 2015	Q3 2015
Revenue Numbers
Cloud subscriptions and support (IFRS)	219	241	277	349	1,087	503	552	599
Cloud subscriptions and support (non-IFRS)	221	242	278	360	1,101	509	555	600
Software licenses (IFRS)	623	957	951	1,867	4,399	696	979	1,014
Software licenses (non-IFRS)	623	957	952	1,867	4,399	696	979	1,015
Software support (IFRS)	2,097	2,158	2,232	2,342	8,829	2,454	2,531	2,509
Software support (non-IFRS)	2,098	2,160	2,233	2,343	8,834	2,454	2,531	2,509
Software licenses and support (IFRS)	2,720	3,116	3,184	4,209	13,228	3,150	3,510	3,523
Software licenses and support (non-IFRS)	2,722	3,117	3,185	4,210	13,233	3,150	3,510	3,524
Cloud and software (IFRS)	2,939	3,357	3,461	4,558	14,315	3,653	4,062	4,122
Cloud and software (non-IFRS)	2,942	3,359	3,463	4,570	14,334	3,659	4,065	4,124
Services (IFRS = non-IFRS)	759	794	793	899	3,245	844	908	863
Total revenue (IFRS)	3,698	4,151	4,254	5,458	17,560	4,497	4,970	4,985
Total revenue (non-IFRS)	3,701	4,153	4,256	5,469	17,580	4,502	4,972	4,987
Operating profit (IFRS)	723	698	1,157	1,753	4,331	638	701	1,214
Operating profit (non-IFRS)	919	1,236	1,355	2,127	5,638	1,056	1,394	1,616
Operating margin (IFRS, in %)	19.5	16.8	27.2	32.1	24.7	14.2	14.1	24.3
Operating margin (non-IFRS, in %)	24.8	29.8	31.8	38.9	32.1	23.5	28.0	32.4
Effective tax rate (IFRS, in %)	24.1	22.6	26.5	24.5	24.7	13.6	26.4	27.1
Effective tax rate (non-IFRS, in %)	25.9	25.4	27.7	25.5	26.1	22.3	27.8	28.0
Earnings per share, basic (IFRS, in €)	0.45	0.47	0.74	1.10	2.75	0.35	0.39	0.75
Earnings per share, basic (non-IFRS, in €)	0.56	0.79	0.84	1.31	3.50	0.58	0.80	0.98
Net cash flows from operating activities	2,352	223	507	416	3,499	2,366	410	466
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–130	–174	–168	–265	–737	–139	–137	–148
Free cash flow	2,222	49	339	151	2,762	2,227	273	317

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	451	445	498	689	689	794	789	782

Days’ sales outstanding (DSO, in days)1)	63	64	65	65	65	67	68	69
Headcount (quarter end)2)	66,750	67,651	68,835	74,406	74,406	74,551	74,497	75,643
Employee retention (in %, rolling 12 months)	93.4	93.5	93.3	93.5	93.5	93.3	92.6	91.9
Women in management (in %, quarter end)	20.9	21.1	21.3	22.4	22.4	22.3	22.9	23.2
Greenhouse gas emissions (in kilotons)	120	140	125	115	500	145	125	110

1)

Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

2)	In full-time equivalents

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2015	49

ADDITIONAL INFORMATION

Financial Calendar

January 22, 2016

Fourth-quarter and full-year 2015 preliminary earnings release, telephone conference

May 12, 2016

Annual General Meeting of Shareholders,

Mannheim, Germany

Investor Services

Additional information about this interim report is available online at www.sap.com/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

•	The 2014 Integrated Report (IFRS, www.sapintegratedreport.com)

•	The 2014 Annual Report (IFRS, PDF)

•	The 2014 Annual Report 20-F (IFRS, PDF)

•	The 2014 SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)

•	Interim reports (IFRS, PDF)

•	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

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Published on October 20, 2015

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50	ADDITIONAL INFORMATION

GROUP HEADQUARTERS
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